File Nos. 333-_____
                                                                     811-7060
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                  [X]
  Pre-Effective Amendment No.                                            [ ]
  Post-Effective Amendment No.                                           [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          [ ]
  Amendment No. 18                                                       [X]

                      (Check appropriate box or boxes.)

     COVA VARIABLE ANNUITY ACCOUNT FIVE
     __________________________________
     (Exact Name of Registrant)

     COVA FINANCIAL LIFE INSURANCE COMPANY
     _______________________________________________
     (Name of Depositor)

     4100 Newport Place Drive, Suite 840, Newport Beach, CA        92600
     ______________________________________________________        __________
     (Address of Depositor's Principal Executive Offices)          (Zip Code)

Depositor's Telephone Number, including Area Code   (800) 831-5433

     Name and Address of Agent for Service
          Lorry J. Stensrud, President
          Cova Financial Life Insurance Company
          One Tower Lane, Suite 3000
          Oakbrook Terrace, Illinois  60181-4644
          (800) 831-5433


     Copies to:
          Judith A. Hasenauer            and   Bernard J. Spaulding
          Blazzard, Grodd & Hasenauer, P.C.    Senior Vice President,
          P.O Box 5108                         General Counsel and Secretary
          Westport, CT  06881                  Cova Financial
          (203) 226-7866                       Life Insurance Company
                                               One Tower Lane, Suite 3000
                                               Oakbrook Terrace, IL 60181-4644


Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this Filing.

Title of Securities Registered:
     Individual Variable Annuity Contracts

===============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
===============================================================================


          CROSS REFERENCE SHEET
          (required by Rule 495)

Item No.                                           Location
--------                                           --------------------------------
          PART A

Item 1.   Cover Page . . . . . . . . . . . . . .   Cover Page

Item 2.   Definitions  . . . . . . . . . . . . .   Index of Special Terms

Item 3.   Synopsis . . . . . . . . . . . . . . .   Summary

Item 4.   Condensed Financial Information  . . .   Not Applicable


Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies . .   Other Information - Cova; The
                                                   Separate Account; Investment
                                                   Options

Item 6.   Deductions and Expenses. . . . . . . .   Expenses

Item 7.   General Description of Variable
          Annuity Contracts. . . . . . . . . . .   The Annuity Contract

Item 8.   Annuity Period . . . . . . . . . . . .   Income Phase

Item 9.   Death Benefit. . . . . . . . . . . . .   Death Benefit

Item 10.  Purchases and Contract Value . . . . .   Purchase

Item 11.  Redemptions. . . . . . . . . . . . . .   Access to Your Money

Item 12.  Taxes. . . . . . . . . . . . . . . . .   Taxes

Item 13.  Legal Proceedings. . . . . . . . . . .   None

Item 14.  Table of Contents of the Statement of
          Additional Information . . . . . . . .   Table of Contents of the
                                                   Statement of Additional
                                                   Information

          CROSS REFERENCE SHEET
          (required by Rule 495)

Item No.                                           Location
--------                                           -----------------------
          PART B

Item 15.  Cover Page . . . . . . . . . . . . . .   Cover Page

Item 16.  Table of Contents. . . . . . . . . . .   Table of Contents

Item 17.  General Information and History. . . .   Company

Item 18.  Services . . . . . . . . . . . . . . .   Not Applicable

Item 19.  Purchase of Securities Being Offered .   Not Applicable

Item 20.  Underwriters . . . . . . . . . . . . .   Distribution

Item 21.  Calculation of Performance Data. . . .   Performance Information

Item 22.  Annuity Payments . . . . . . . . . . .   Annuity Provisions

Item 23.  Financial Statements . . . . . . . . .   Financial Statements



                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.


                                     PART A



                     THE SERIES A FIXED AND VARIABLE ANNUITY

                                    ISSUED BY

                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                                       AND

                      COVA FINANCIAL LIFE INSURANCE COMPANY


This prospectus describes the Series A Fixed and Variable Annuity Contract offered by Cova Financial Life Insurance Company (Cova).

The annuity contract has 19 investment choices - a fixed account which offers an interest rate which is guaranteed by Cova, and 18 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios (except as noted).

AIM VARIABLE INSURANCE FUNDS, INC.:
MANAGED BY A I M ADVISORS, INC.
   AIM V.I. Capital Appreciation Fund
   AIM V.I. Value Fund

COVA SERIES TRUST:
MANAGED BY J.P. MORGAN
INVESTMENT MANAGEMENT INC.:
   Select Equity Portfolio
   Small Cap Stock Portfolio
   International Equity Portfolio
   Quality Bond Portfolio
   Large Cap Stock Portfolio

MANAGED BY LORD, ABBETT & CO.:
   Bond Debenture Portfolio
   Mid-Cap Value Portfolio
   Large Cap Research Portfolio
   Developing Growth Portfolio
   Lord Abbett Growth and Income Portfolio

GENERAL AMERICAN CAPITAL
COMPANY:
MANAGED BY CONNING
ASSET MANAGEMENT COMPANY
   Money Market Fund

TEMPLETON VARIABLE PRODUCTS SERIES FUND, CLASS 1 SHARES:
MANAGED BY FRANKLIN ADVISERS, INC.
   Franklin Small Cap Investments Fund
   Franklin Growth Investments Fund*

MANAGED BY TEMPLETON INVESTMENT COUNSEL, INC.
   Templeton International Fund
   Templeton Stock Fund
   Templeton Bond Fund

*Effective December 15, 1999 the fund's name will change to Franklin Large Cap Growth Investments Fund.

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Cova Fixed and Variable Annuity Contract.

To learn more about the Cova Series A Fixed and Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated ______, 1999. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at (800) 523-1661 or write us at: One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644.

The Contracts:

     * are not bank deposits
     * are not federally insured
     * are not endorsed by any bank or government agency
     * are not guaranteed and may be subject to loss of principal

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


______________, 1999

                              TABLE OF CONTENTS

                                                                        PAGE
INDEX OF SPECIAL TERMS

SUMMARY

FEE TABLE


THE ANNUITY CONTRACT

ANNUITY PAYMENTS (THE INCOME PHASE)

PURCHASE
Purchase Payments
Allocation of Purchase Payments
Accumulation Units

INVESTMENT OPTIONS
AIM Variable Insurance Funds, Inc.
Cova Series Trust
General American Capital Company
Templeton Variable Products Series Fund
Transfers
Dollar Cost Averaging Program
Automatic Rebalancing Program
Voting Rights
Substitution

EXPENSES
Insurance Charges
Contract Maintenance Charge
Sales Charge
Reduction or Elimination of the Sales Charge
Premium Taxes
Transfer Fee
Income Taxes
Investment Portfolio Expenses

TAXES
Annuity Contracts in General
Qualified and Non-Qualified Contracts
Withdrawals - Non-Qualified Contracts
Withdrawals - Qualified Contracts
Withdrawals - Tax-Sheltered Annuities
Diversification

ACCESS TO YOUR MONEY
Systematic Withdrawal Program

PERFORMANCE

DEATH BENEFIT
Upon Your Death
Death of Annuitant

OTHER INFORMATION
Cova
Year 2000
The Separate Account
Distributor
Ownership
Beneficiary
Assignment
Suspension of Payments or Transfers
Financial Statements

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

APPENDIX - Performance Information




                            INDEX OF SPECIAL TERMS


Because of the complex nature of the contract, we have used certain words or terms in this Prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.

                                                                       Page

Accumulation Phase.......................................................
Accumulation Unit........................................................
Annuitant................................................................
Annuity Date.............................................................
Annuity Options..........................................................
Annuity Payments.........................................................
Annuity Unit.............................................................
Beneficiary..............................................................
Fixed Account............................................................
Income Phase.............................................................
Investment Portfolios....................................................
Joint Owner..............................................................
Non-Qualified............................................................
Owner....................................................................
Purchase Payment (including Gross Purchase Payment and
   Net Purchase Payment).................................................
Qualified................................................................
Tax Deferral.............................................................


SUMMARY

The sections in this summary correspond to sections in this prospectus which discuss the topics in more detail.

THE ANNUITY CONTRACT. The fixed and variable annuity contract offered by Cova is a contract between you, the owner, and Cova, an insurance company. The contract provides a means for investing on a tax-deferred basis. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.

This contract offers 18 investment portfolios. These portfolios are designed to offer a better return than the fixed account. However, this is NOT guaranteed. You can also lose your money.

The contract also offers a fixed account with an interest rate that is guaranteed by Cova. While your money is in the fixed account, we guarantee the interest your money will earn as well as your principal.

You can put money into any or all of the investment portfolios (except as noted) and the fixed account. You can transfer between accounts up to 12 times a year without charge or tax implications. After 12 transfers, the charge is $25.

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your contract.

ANNUITY PAYMENTS (THE INCOME PHASE). If you want to receive regular income from your annuity, you can choose one of three payment plans (we call them annuity options). Once you begin receiving regular payments, you cannot change your annuity option.

PURCHASE.   You  can  buy  this   contract   with  $5,000  or  more  under  most
circumstances. You can add $500 or more any time you like during the accumulation phase. We will not issue a contract to someone over age 90. Your registered representative can help you complete the proper forms.

INVESTMENT OPTIONS. You can put your money in any or all of these investment portfolios listed below which are described in the prospectuses for the funds:

AIM VARIABLE INSURANCE FUNDS, INC.:
MANAGED BY A I M ADVISORS, INC.
   AIM V.I. Capital Appreciation Fund
   AIM V.I. Value Fund

COVA SERIES TRUST:
MANAGED BY J.P. MORGAN
INVESTMENT MANAGEMENT INC.:
   Select Equity Portfolio
   Small Cap Stock Portfolio
   International Equity Portfolio
   Quality Bond Portfolio
   Large Cap Stock Portfolio

MANAGED BY LORD, ABBETT & CO.:
   Bond Debenture Portfolio
   Mid-Cap Value Portfolio
   Large Cap Research Portfolio
   Developing Growth Portfolio
   Lord Abbett Growth and Income Portfolio

GENERAL AMERICAN CAPITAL
COMPANY:
MANAGED BY CONNING
ASSET MANAGEMENT COMPANY
    Money Market Fund

TEMPLETON VARIABLE PRODUCTS SERIES FUND, CLASS 1 SHARES
MANAGED BY FRANKLIN ADVISERS, INC.
   Franklin Small Cap Investments Fund
   Franklin Growth Investments Fund *

MANAGED BY TEMPLETON INVESTMENT COUNSEL, INC.
   Templeton International Fund
   Templeton Stock Fund
   Templeton Bond Fund

* Effective December 15, 1999 the fund's name will change to Franklin Large Cap Growth Investments Fund.

Depending upon market conditions and the performance of the portfolio(s) you select, you can make or lose money in any of these portfolios.

EXPENSES. The contract has insurance and investment features. There are costs related to each.

     Each year Cova deducts a $30 contract maintenance charge from your contract. During the accumulation phase, Cova currently waives this charge if the value of your contract is at least $50,000.

     Cova also deducts a mortality and expense risk charge which is equivalent, on an annual basis, to .95% of the average daily value of your contract allocated to the investment portfolios.

     Cova will deduct a sales charge from each purchase payment you make before it allocates your money to the investment portfolios and/or the fixed account. The amount of the sales charge varies depending upon the amount of the purchase payments you make and the value of your contract at the time Cova receives your purchase payment. Cova will also take into account the amount of purchase payments which you represent in writing will be made during a 13-month period. The larger your purchase payments and contract value are, the less your sales charge will be. The charge ranges from 5.75% to 1.00%.

     When you begin receiving regular income payments from your annuity, Cova may assess a state premium tax charge which ranges from 0%-4%, depending upon the state.

     There are also investment charges which currently range from .205% to 1.30% of the average daily value of the investment portfolio depending upon the investment portfolio.

TAXES. Your earnings are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income.

ACCESS TO YOUR MONEY. You can take money out at any time during the accumulation phase. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

DEATH BENEFIT. If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit.

OTHER INFORMATION.

     Free Look. If you cancel the contract within 10 days after receiving it, we will send your money back. Cova will refund the value of your contract plus the sales charge determined as of the business day that the refund is made. If you are 60 or older when we issue your contract, you can cancel it within 30 days from the date you received it for a refund of the value of your contract plus the sales charge. If you buy the contract as an IRA, we may be required to refund the gross purchase payment.

     No Probate. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate.

     Who should purchase the Contract? This contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state income tax brackets. You should not buy this contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

     Additional Features. This contract has additional features you might be interested in. These include:

     Systematic Withdrawal Program - You can arrange to have money automatically sent to you each month while your contract is still in the accumulation phase. Of course, you may have to pay taxes on money you receive.

     Dollar Cost Averaging Program - You can arrange to have a regular amount of money automatically invested in investment portfolios each month, theoretically giving you a lower average cost per unit over time than a single one time purchase.

     Automatic Rebalancing - You can arrange to automatically readjust the money between investment portfolios periodically to keep the blend you select.

These features may not be suitable for your particular situation.

INQUIRIES. If you need more information, please contact us at:

                     Cova Life Sales Company
                     One Tower Lane, Suite 3000
                     Oakbrook Terrace, IL 60181
                     800-523-1661

                     Service Office
                     P.O. Box 10366
                     Des Moines, IA 50306-0366
                     800-343-8496
                     For Express Mail Only:
                     4700 Westown Parkway, Suite 200
                     West Des Moines, IA 50266-6718


                 COVA VARIABLE ANNUITY ACCOUNT FIVE FEE TABLE

     The purpose of the Fee Table is to show you the various expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the separate account as well as the investment portfolios.


OWNER TRANSACTION EXPENSES

Sales Charge (See Note 1 below)
(as a percentage of gross purchase payment)

                  Owner's Investment                Sales Charge
                  ------------------                -------------

                  Less than $50,000                    5.75%
                  $50,000-$99,999.99                   4.50%
                  $100,000 - $249,999.99               3.50%
                  $250,000-$499,999.99                 2.50%
                  $500,000-$999,999.99                 2.00%
                  $1,000,000 or greater                1.00%

Transfer Fee (see Note 2 below)                   No charge for first 12 transfers in a
                                                  contract year; thereafter, the fee is
                                                  $25 per transfer.

Contract Maintenance Charge (see Note 3 below)    $30 per contract per year


SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and Expense Risk Charge            .95%
                                            ------
Total Separate Account Annual Expenses       .95%


INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

                                                                           Other Expenses
                                                                           (after expense
                                                    Management             reimbursement for            Total Annual
                                                    Fees                   certain Portfolios)          Portfolio Expenses
                                                    -----------            ----------------------       ------------------

AIM VARIABLE INSURANCE FUNDS, INC.
Managed by A I M Advisors, Inc.
   AIM V.I. Capital Appreciation Fund                  .62%                         .05%                      .67%
   AIM V.I. Value Fund                                 .61%                         .05%                      .66%

COVA SERIES TRUST(a)
Managed by J.P. Morgan Investment Management Inc.
   Select Equity Portfolio                             .68%                         .18%                      .86%
   Small Cap Stock Portfolio                           .85%                         .27%                     1.12%
   International Equity Portfolio                      .80%                         .28%                     1.08%
   Quality Bond Portfolio                              .55%                         .10%                      .65%
   Large Cap Stock Portfolio                           .65%                         .10%                      .75%
 Managed by Lord, Abbett & Co.
   Bond Debenture Portfolio                            .75%                         .10%                      .85%
   Mid-Cap Value Portfolio                            1.00%                         .30%                     1.30%
   Large Cap Research Portfolio                       1.00%                         .30%                     1.30%
   Developing Growth Portfolio                         .90%                         .30%                     1.20%
   Lord Abbett Growth and Income Portfolio(b)          .65%                         .07%                      .72%

GENERAL AMERICAN CAPITAL COMPANY
Managed by Conning Asset
Management Company
   Money Market Fund                                  .125%                         .08%                     .205%

TEMPLETON VARIABLE PRODUCTS SERIES FUND, CLASS 1 SHARES
Managed by Franklin Advisers, Inc.
   Franklin Small Cap Investments Fund(c)              .15%                          .85%                     1.00%
   Franklin Growth Investments Fund(d)                 .00%                         1.00%                     1.00%
Managed by Templeton Investment Counsel, Inc.
   Templeton International Fund                        .69%                          .17%                      .86%
   Templeton Stock Fund                                .70%                          .19%                      .89%
   Templeton Bond Fund                                 .50%                          .23%                      .73%


     (a) Since May 1, 1996, Cova has been reimbursing the investment portfolios of Cova Series Trust for all operating expenses (exclusive of the management fees) in excess of approximately .10%. Beginning May 1, 1999, Cova will discontinue this reimbursement arrangement for the Select Equity, Small Cap Stock and International Equity Portfolios. Therefore, the amounts shown above under "Other Expenses" have been restated to reflect the actual expenses for these Portfolios for the year ended December 31, 1998. Also beginning May 1, 1999, Cova will reimburse the Mid-Cap Value, Large Cap Research and Developing Growth Portfolios for all operating expenses (exclusive of the management fees) in excess of approximately .30%,instead of .10%. This change is reflected above under "Other Expenses" for these three Portfolios. Absent the expense reimbursement, the percentages shown for total annual portfolio expenses for the year ended December 31, 1998 would have been .86% for the Quality Bond Portfolio, .94% for the Large Cap Stock Portfolio, .93% for the Bond Debenture Portfolio, 1.68% for the Mid-Cap Value Portfolio, 1.95% for the Large Cap Research Portfolio, and 1.70% for the Developing Growth Portfolio.

     (b) Estimated. The Portfolio commenced investment operations on January 8, 1999.

     (c) Figures reflect expenses from the Fund's inception on May 1, 1998, which have been annualized for the management fees and estimated for other expenses. The investment manager agreed in advance to limit management fees and make certain payments to reduce Fund expenses as necessary so that Total Annual Portfolio Expenses did not exceed 1.00% of the Fund's Class 1 net assets in 1998. The investment manager has agreed to continue this arrangement through 1999. Management Fees, Other Expenses and Total Annual Portfolio Expenses in 1998 before any waivers were .75%, 1.00% and 1.75% for the Franklin Small Cap Investments Fund.

     (d) Figures reflect expenses from the Fund's inception on May 1, 1998, which have been annualized for the management fees and estimated for other expenses. The investment manager agreed in advance to limit management fees and make certain payments to reduce Fund expenses as necessary so that Total Annual Portfolio Expenses did not exceed 1.00% of the Fund's Class 1 net assets in 1998. The investment manager has agreed to continue this arrangement through 1999. Management Fees, Other Expenses and Total Annual Portfolio Expenses in 1998 before any waivers were .60%, 4.08% and 4.68% for the Franklin Growth Investments Fund.

EXAMPLES:

The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

For purposes of the examples, the assumed average contract size is $________.

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets regardless of whether you surrender your contract at the end of each time period:

                                                                Time         Periods
                                                     1 year     3 years      5 years      10 years


AIM VARIABLE INSURANCE FUNDS, INC.
Managed by A I M Advisors, Inc.
   AIM V.I. Capital Appreciation Fund               $_____      $______      $______     $______

   AIM V.I. Value Fund                              $_____      $______      $______     $______

COVA SERIES TRUST
Managed by J.P. Morgan Investment Management Inc.
   Select Equity Portfolio                          $_____      $______      $______      $______

   Small Cap Stock Portfolio                        $_____      $______      $______      $______

   International Equity Portfolio                   $_____      $______      $______      $______

   Quality Bond Portfolio                           $_____      $______      $______      $______

   Large Cap Stock Portfolio                        $_____      $______      $______      $______

Managed by Lord, Abbett & Co.
   Bond Debenture Portfolio                         $_____      $______      $______      $______

   Mid-Cap Value Portfolio                          $_____      $______      $______      $______

   Large Cap Research  Portfolio                    $_____      $______      $______      $______

   Developing Growth Portfolio                      $_____      $______      $______      $______

   Lord Abbett Growth and Income Portfolio          $_____      $______      $______      $______

GENERAL AMERICAN CAPITAL COMPANY
Managed by Conning Asset Management Company
   Money Market Fund                                $_____      $______      $______      $______

TEMPLETON VARIABLE PRODUCTS SERIES FUND,
CLASS 1 SHARES
Managed by Franklin Advisers, Inc.
   Franklin Small Cap Investments Fund              $_____      $______      $______      $______

   Franklin Growth Investments Fund                 $_____      $______      $______      $______

Managed by Templeton Investment Counsel, Inc.

   Templeton International Fund                     $_____      $______      $______      $______

   Templeton Stock Fund                             $_____      $______      $______      $______

   Templeton Bond Fund                                  $_____      $______      $______      $______



EXPLANATION OF FEE TABLE

     1. You may be entitled to a reduced sales charge if: 1) you indicate in writing that you will make additional purchase payments to your contract during a 13-month period; and 2) if the amount of the owner's investment (purchase payments plus contract value) falls within certain dollar ranges. See "Expenses" for a discussion of how the sales charge is determined.

     2. Cova will not charge you the transfer fee even if there are more than 12 transfers in a year if the transfer is under the Dollar Cost Averaging or Automatic Rebalancing Programs.

     3. During the accumulation phase, Cova will not charge the contract maintenance charge if the value of your contract is $50,000 or more, although, if you make a complete withdrawal, Cova will charge the contract maintenance charge.

     4. Premium taxes are not reflected. Premium taxes may apply depending on the state where you live.


THE ANNUITY CONTRACT

This Prospectus describes the Series A Fixed and Variable Annuity Contract offered by Cova.

An annuity is a contract between you, the owner, and an insurance company (in this case Cova), where the insurance company promises to pay an income to you, in the form of annuity payments, beginning on a designated date that is at least one month after we issue your contract. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. Once you begin receiving annuity payments, your contract switches to the income phase.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends upon the investment performance of the investment portfolios you select for the income phase.

The contract also contains a fixed account. The fixed account offers an interest rate that is guaranteed by Cova. Cova guarantees that the interest rate credited to the fixed account will not be less than 3% per year. If you select the fixed account, your money will be placed with the other general account assets of Cova. If you select the fixed account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the fixed account portion of the contract will remain level for the entire income phase.

As owner of the contract, you exercise all rights under the contract. You can change the owner at any time by notifying Cova in writing. You and your spouse can be named joint owners. We have described more information on this under "Other Information."

ANNUITY PAYMENTS (THE INCOME PHASE)

Selecting an Annuity Date

Under the contract you can receive regular income payments. You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date must be the first day of a calendar month.

We ask you to choose your annuity date when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. Your annuity date cannot be any earlier than one month after you buy the contract. Annuity payments must begin by the first day of a calendar month following the annuitant's 85th birthday or 10 years from the date the contract was issued, whichever is later.

Annuity Payments

Unless you designate another person to receive the annuity payments, Cova will pay you the annuity payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will come from:

       the fixed account (fixed annuity payout);

       the investment portfolio(s) (variable annuity payout); or

       a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things:

     1) the value of your contract in the investment portfolio(s) on the annuity date,

     2) the assumed investment rate used in the annuity table for the contract, and

     3) the performance of the investment portfolios you selected.

If the actual performance exceeds the assumed investment rate (AIR), your annuity payments will increase. Similarly, if the performance is less than the AIR, your annuity payments will decrease. Currently, the AIR is 3%. Cova may change the AIR or add AIRs in the future.

Annuity payments will be paid in monthly installments or at any frequency acceptable to Cova. Each annuity payment will be reduced by a pro-rata portion of the contract maintenance charge. (See "Expenses").

Annuity payments are made monthly unless you have less than $5,000 to apply toward a payment. In that case, Cova may pay your annuity payment in a single lump sum. Likewise, if your annuity payments would be less than $100 a month, Cova has the right to change the frequency of payments so that your annuity payments are at least $100.

Selecting an Annuity Option

You can choose among income plans. We call those annuity options. We ask you to choose an annuity option when you purchase the contract. If you do not choose an annuity option at the time you purchase the contract, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments. You can change the annuity option at any time before the annuity date with 30 days notice to us.

You can choose one of the following annuity options or any other annuity option acceptable to Cova. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make periodic annuity payments so long as the annuitant is alive. After the annuitant dies, we stop making annuity payments.

OPTION 2. LIFE ANNUITY WITH 5, 10 OR 20 YEARS GUARANTEED. Under this option, we will make periodic annuity payments so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will then continue to make annuity payments for the rest of the guaranteed period. If you do not want to receive annuity payments, you can ask us for a single lump sum.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make periodic annuity payments so long as the annuitant and a second person are both alive. When either of these people dies, we will continue to make annuity payments so long as the survivor continues to live. The amount of the annuity payments we will make to the survivor can be equal to 100%, 66 2/3% or 50% of the amount that we would have paid if both were alive.

PURCHASE

PURCHASE PAYMENTS

A purchase payment is the money you give us to purchase the contract. When you make a purchase payment (we call this the "gross purchase payment"), we will deduct the sales charge and any applicable premium taxes before we allocate it to the investment portfolio(s) and/or the fixed account (we call this the "net purchase payment"). See "Expenses" for a discussion of the sales charge.

The minimum gross purchase payment we will accept is $5,000 when the contract is purchased as a non-qualified contract. If you are purchasing the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum gross purchase payment we will accept is $2,000. The maximum gross purchase payments we accept are $1 million without our prior approval. You can make additional gross purchase payments of $500 or more to any type of contract any time during the accumulation phase.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your net purchase payment to the fixed account and/or one or more of the investment portfolios you have selected. If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. Currently, you may allocate your money to any of the investment portfolios. Cova reserves the right to limit the number of investment portfolios you may invest in at any one time in the future. There is a $500 minimum allocation requirement for the fixed account and for each investment portfolio.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

Free Look

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it. Cova will refund the contract value plus the sales charge determined as of the business day that the refund is made, which may be less than your gross purchase payment. If you are 60 or older when we issue your contract, you can cancel it within 30 days from the date you received it for a refund of the value of your contract plus the sales charge. If you have purchased the contract as an IRA, we may be required to refund your gross purchase payment if you decide to cancel your contract within 10 days after receiving it.

ACCUMULATION UNITS

The value of the variable annuity portion of your contract will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an annuity unit.

Every business day we determine the value of an accumulation unit for each of the investment portfolios. We do this by:

     1. determining the total amount of money invested in the particular investment portfolio;

     2. subtracting from that amount the mortality and expense risk charge and any other charges such as taxes we have deducted; and

     3. dividing this amount by the number of outstanding accumulation units.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the net purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then credit your contract.

EXAMPLE:

On Monday we receive an additional purchase payment from you. The amount of the net purchase payment is $5,000. You have told us you want this to go to the Quality Bond Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Quality Bond Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Quality Bond Portfolio.

INVESTMENT OPTIONS

The contract offers 18 investment portfolios which are listed below. Additional investment portfolios may be available in the future.

The investment objectives and policies of certain investment portfolios are similar to the investment objectives and policies of other mutual funds that certain of the investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers.

Shares of the investment portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with Cova. Certain investment portfolios may also be sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

Cova may enter into certain  arrangements  under which it is  reimbursed  by the
investment   portfolios'  advisers,   distributors  and/or  affiliates  for  the
administrative services that it provides to the portfolios.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING.


AIM VARIABLE INSURANCE FUNDS, INC.

AIM Variable Insurance Funds, Inc. is a management investment company with multiple portfolios. A I M Advisors, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

AIM V.I. Capital Appreciation Fund
AIM V.I. Value Fund

COVA SERIES TRUST

Cova Series Trust is managed by Cova Investment Advisory Corporation (Cova Advisory), which is an affiliate of Cova. Cova Series Trust is a mutual fund with multiple portfolios. Each investment portfolio has a different investment objective. Cova Advisory has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following investment portfolios are available under the contract:

J.P.  MORGAN  INVESTMENT  MANAGEMENT  INC. IS THE  SUB-ADVISER  TO THE FOLLOWING
PORTFOLIOS:

Select Equity Portfolio
Small Cap Stock Portfolio
International Equity Portfolio
Quality Bond Portfolio
Large Cap Stock Portfolio

LORD, ABBETT & CO. IS THE SUB-ADVISER TO THE FOLLOWING PORTFOLIOS:

Bond Debenture Portfolio
Mid-Cap Value Portfolio
Large Cap Research Portfolio
Developing Growth Portfolio
Lord Abbett Growth and Income Portfolio

GENERAL AMERICAN CAPITAL COMPANY

General American Capital Company is a mutual fund with multiple portfolios. Each portfolio is managed by Conning Asset Management Company. The following portfolio is available under the contract:

Money Market Fund

TEMPLETON VARIABLE PRODUCTS SERIES FUND

Templeton Variable Products Series Fund is a mutual fund with multiple portfolios. Templeton Variable Products Series Fund issues two classes of shares
- Class 1 and Class 2. Only shares of Class 1 are available under your contract. Franklin Advisers, Inc. is the investment manager of the Franklin Growth Investments Fund and the Franklin Small Cap Investments Fund. Templeton
Investment Counsel, Inc. is the investment manager of the Templeton International Fund, the Templeton Bond Fund and the Templeton Stock Fund. The following portfolios are available under the contract:

Franklin Small Cap Investments Fund
Franklin Growth Investments Fund *
Templeton International Fund
Templeton Stock Fund
Templeton Bond Fund

* Effective December 15, 1999 the fund's name will change to Franklin Large Cap Growth Investments Fund and its principal strategies and risks will be restated to those of investing primarily in large cap growth companies.

TRANSFERS

You can transfer money among the fixed account and the investment portfolios. Cova has reserved the right during the year to terminate or modify the transfer provisions described below.

You can make 12 transfers every year during the accumulation phase without charge. We measure a year from the anniversary of the day we issued your contract. You can make a transfer to or from the fixed account and to or from any investment portfolio. If you make more than 12 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer. The following apply to any transfer during the accumulation phase:

     1. The minimum amount which you can transfer is $500 or your entire value in the investment portfolio or fixed account. The minimum amount which must remain in an investment portfolio and/or the fixed account after a transfer is $500.

     2.  Your  request  for  transfer  must  clearly   state  which   investment
portfolio(s) or the fixed account are involved in the transfer.

     3. Your request for transfer must clearly state how much the transfer is for.

     4. We will process your transfer as of the end of the business day when our Service Office receives an acceptable transfer request which contains all required information (including the amount which is to be transferred and the investment portfolio(s) and/or fixed account involved in the transfer).

     5. Neither Cova nor its Service Office is liable for a transfer made in accordance with your instructions.

     6. Cova reserves the right to restrict the number of transfers per year and to restrict transfers from being made on consecutive business days.

     7. Your right to make transfers is subject to modification if Cova determines, in Cova's sole opinion, that the exercise of the right by one or more owners is or would be to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by Cova to be to the disadvantage of other owners. A modification could be applied to transfers to or from one or more of the investment portfolios and could include, but not be limited to:

     the requirement of a minimum time period between each transfer;

     not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner; or

     limiting the dollar amount that may be transferred between the investment portfolios by an owner at any one time.

     8. During the income phase you can only make transfers between the investment portfolios once each year. We measure a year from the anniversary of the day we issued your contract. You cannot transfer from a fixed annuity payout to a variable annuity payout, but you can transfer from a variable annuity payout to a fixed annuity payout at any time.

Telephone Transfers

You and/or your registered representative on your behalf can make transfers by telephone. Telephone transfers will be automatically permitted unless you tell us otherwise. If you own the contract with a joint owner, unless Cova is instructed otherwise, Cova will accept instructions from either you or the other owner. Cova will use reasonable procedures to confirm that instructions given us by telephone are genuine. If Cova fails to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Cova tape records all telephone instructions.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount each month from the Money Market Fund or the fixed account to any of the other investment portfolio(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. The Dollar Cost Averaging Program is available only during the accumulation phase.

The minimum amount which can be transferred each month is $500. You must have at least $6,000 in the Money Market Fund or the fixed account, (or the amount required to complete your program, if less) in order to participate in the Dollar Cost Averaging Program.

Cova reserves the right, without notice, to modify, terminate or suspend the Dollar Cost Averaging Program. Cova does not currently charge for participating in this program.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the anniversary of the date we issued your contract. The transfer date will be the 1st business day after the end of the period you selected. The Automatic Rebalancing Program is available only during the accumulation phase. Cova does not currently charge for participating in this program.

If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

EXAMPLE:

Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Quality Bond Portfolio and 60% to be in the Select Equity Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Quality Bond Portfolio now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first business day of the next quarter, Cova would sell some of your units in the Quality Bond Portfolio to bring its value back to 40% and use the money to buy more units in the Select Equity Portfolio to increase those holdings to 60%.

VOTING RIGHTS

Cova is the legal owner of the investment portfolio shares. However, Cova believes that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Cova owns on its own behalf. Should Cova determine that it is no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION

Cova may be required to substitute one or more of the investment portfolios you have selected with another portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intent to do this. Cova may limit further purchases in an investment portfolio if it deems the investment inappropriate.

EXPENSES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

MORTALITY AND EXPENSE RISK CHARGE

This charge is equivalent, on an annual basis, to .95% of the daily value of the contracts invested in an investment portfolio, after fund expenses have been deducted. This charge may be increased but will never exceed 1.50%, on an annual basis. This charge is for all the insurance benefits e.g., guarantee of annuity rates, the death benefits, for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the contract. This charge is also for administrative expenses. Cova may use any profits it makes from this charge to pay for the costs of distributing the contract.

CONTRACT MAINTENANCE CHARGE

During the accumulation phase, every year on the anniversary of the date when your contract was issued, Cova deducts $30 from your contract as a contract maintenance charge. This charge is for administrative expenses (see above). This charge cannot be increased.

Cova will not deduct this charge during the accumulation phase if when the deduction is to be made, the value of your contract is $50,000 or more. Cova may some time in the future discontinue this practice and deduct the charge.

If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted. A pro rata portion of the charge will be deducted if the annuity date is other than an anniversary. After the annuity date, the charge will be collected out of each annuity payment.

SALES CHARGE

Cova deducts a sales charge from a gross purchase payment before the payment is allocated to an investment portfolio and/or the fixed account. The amount of the sales charge depends on the "owner's investment." The owner's investment for the initial purchase payment equals the amount of the initial gross purchase payment. The owner's investment for subsequent purchase payments equals the gross subsequent purchase payment and the value of your contract on the day Cova receives the subsequent gross purchase payment. The charge is:


                                       Sales Charge (as a
                                       percentage of gross
Owner's Investment                     purchase payment)
--------------------                   --------------------

Less than $50,000                            5.75%
$50,000-$99,999.99                           4.50%
$100,000-$249,999.99                         3.50%
$250,000-$499,999.99                         2.50%
$500,000-$999,999.99                         2.00%
$1,000,000 or greater                        1.00%


HOW TO REDUCE THE SALES CHARGE

     You may be able to lower the sales charge you pay by indicating in writing the amount of gross purchase payments you intend to make during a 13 month period. You have 13 months from the date Cova receives the written indication to make the purchase payments you chose as your goal. We will deduct the sales charge based on the total of the purchase payments intended to be made plus the value of your contract on the date the first purchase payment is made. You are not obligated to reach your purchase payment goal. If you do not make the amount of purchase payments you indicated during the 13-month period, we will deduct an additional charge from your contract in the 14th month based on: (1) the actual gross purchase payments made during the 13 months; plus (2) the value of the contract on the date the first gross purchase payment was made. Any additional sales charge will be deducted during the 14th month from the investment portfolios and the fixed account in the ratio that they bear to the value of your contract. Cova reserves the right to modify, suspend or terminate this feature at any time.

In addition, Cova will reduce or eliminate the amount of the sales charge when the contract is sold under circumstances which reduce its sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with Cova. Cova may not deduct a sales charge under a contract issued to an officer, director or employee of Cova or any of its affiliates.

PREMIUM TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. Cova is responsible for the payment of these taxes and will make a deduction from the value of the contract for them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin. It is Cova's current practice to not charge anyone for these taxes until annuity payments begin. Cova may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 4%, depending on the state.

TRANSFER FEE

You can make 12 free transfers every year. We measure a year from the day we issue your contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 per transfer. We will deduct the transfer fee from the investment portfolio and/or the fixed account from which the transfer is made or from the amount transferred if the entire amount in the investment portfolio and/or the fixed account is transferred.

If the transfer is part of the Dollar Cost Averaging Program or the Automatic Rebalancing Program, it will not count in determining the transfer fee.

INCOME TAXES

Cova will deduct from the contract for any income taxes which it incurs because of the contract. At the present time, we are not making any such deductions.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the fund prospectuses.

TAXES

NOTE: Cova has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. Cova has included in the Statement of Additional Information an additional discussion regarding taxes.

ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract - qualified or non-qualified (see following sections).

You, as the owner, will not be taxed on increases in the value of your contract until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

When a non-qualified contract is owned by a non-natural person (e.g.,corporation or certain other entities other than a trust holding the contract as an agent for a natural person), the contract will generally not be treated as an annuity for tax purposes.

QUALIFIED AND NON-QUALIFIED CONTRACTS

If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program, or an individual retirement annuity, your contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities
(IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 plans.

WITHDRAWALS - NON-QUALIFIED CONTRACTS

If you make a withdrawal from your contract, the Code treats such a withdrawal as first coming from earnings and then from your purchase payments. Such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

     (1) paid on or after the taxpayer reaches age 59 1/2;

     (2) paid after you die;

     (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code);

     (4) paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;

     (5) paid under an immediate annuity; or

     (6) which come from purchase payments made prior to August 14, 1982.

WITHDRAWALS - QUALIFIED CONTRACTS

The above information describing the taxation of non-qualified contracts does not apply to qualified contracts. There are special rules that govern with respect to qualified contracts. We have provided a more complete discussion in the Statement of Additional Information.

WITHDRAWALS - TAX-SHELTERED ANNUITIES

The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement by owners from Tax-Sheltered Annuities.

Withdrawals can only be made when an owner:

     (1) reaches age 59 1/2;

     (2) leaves his/her job;

     (3) dies;

     (4) becomes disabled (as that term is defined in the Code); or

     (5) in the case of hardship.

However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Cova believes that the investment portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Cova would be considered the owner of the shares of the investment portfolios. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios owners may select from without being considered the owner of the shares. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment portfolios.

Due to the uncertainty in this area, Cova reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

ACCESS TO YOUR MONEY

You can have access to the money in your  contract:

       by making a withdrawal (either a partial or a complete withdrawal);

       by electing to receive annuity payments;  or

       when a death benefit is paid to your  beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the value of the contract on the day you made the withdrawal, less any contract maintenance charge. Cova will pay the amount of a withdrawal from the investment portfolios within 7 days of the withdrawal request unless the Suspension of Payments or Transfers provision is in effect (see below).

Unless you instruct Cova in advance otherwise, any partial withdrawal will be made pro rata from all the investment portfolios and the fixed account. Under most circumstances, the amount of any partial withdrawal must be for at least $500. Cova requires that after a partial withdrawal is made you keep at least $500 in any selected investment portfolio or the fixed account.

There are limits to the amount you can withdraw from a qualified plan referred to as a 403(b) plan. For a more complete explanation see "Taxes" and the discussion in the Statement of Additional Information.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SUSPENSION OF PAYMENTS OR TRANSFERS

Cova may be required to suspend or postpone payments for withdrawals or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2. trading on the New York Stock Exchange is restricted;

     3. an emergency exists as a result of which disposal of shares of the investment portfolios is not reasonably practicable or Cova cannot reasonably value the shares of the investment portfolios;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Cova has reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

SYSTEMATIC WITHDRAWAL PROGRAM

You may use the Systematic Withdrawal Program. This program provides automatic monthly payments to you. Cova does not charge for participation in this program, but reserves the right to charge in the future.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

PERFORMANCE

Cova periodically advertises performance of the various investment portfolios. Cova will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk charge and the operating expenses of the portfolios. It does not reflect the deduction of any applicable contract maintenance charge and sales charge. The deduction of any applicable contract maintenance charge and sales charge would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the sales charge, mortality and expense risk charge, contract maintenance charge and the operating expenses of the portfolios.

For periods starting prior to the date the contracts were first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account. In addition, for certain investment portfolios performance may be shown for the period commencing from the inception date of the investment portfolio.

Cova may, from time to time, include in its advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

Appendix B contains performance information that you may find informative. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and the results shown are not necessarily representative of future results.

DEATH BENEFIT

UPON YOUR DEATH

If you die before annuity payments begin, Cova will pay a death benefit to your beneficiary (see below). Joint owners must be spouses. The surviving joint owner will be treated as the beneficiary.

If you, or a joint owner, who is not the annuitant, die during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at your death. If you die during the income phase, the beneficiary will become the owner of the contract.

At the time you buy the contract, you can select the Annual Step-Up Option or the Five Year Step-Up with 4% Accumulation Option. If you do not choose a death benefit option on the forms provided by Cova, the Annual Step-Up Option will be your death benefit.

The death benefits are described below. If you have a joint owner, the death benefit is determined based on the age of the oldest joint owner and the death benefit is payable on the death of the first joint owner.

ANNUAL STEP-UP OPTION:

The death  benefit will be the greatest of:

     1. Gross purchase payments less any withdrawals; or

     2. The value of your contract determined on the business day following the day when Cova receives both due proof of death and an election for payment; or

     3. The greatest contract value (as explained below).

Prior to you or your joint owner's 80th birthday, the greatest contract value is evaluated at each contract anniversary prior to the date of your or your joint owner's death, and on each day a purchase payment or withdrawal is made. On the contract anniversary, if the current contract value exceeds the greatest contract value, the greatest contract value will be increased to the current value of your contract. If a purchase payment is made, the amount of the gross purchase payment will increase the greatest contract value. If a withdrawal is made, the greatest contract value will be reduced by the amount withdrawn.

After you or your joint owner attains age 80, the greatest contract value is evaluated at each contract anniversary on or before your, or your joint owner's, 80th birthday, and on each day a purchase payment or withdrawal is made. On the contract anniversary on or before your, or your joint owner's, 80th birthday, if the current contract value exceeds the greatest contract value, the greatest contract value will be increased to the current contract value. If a purchase payment is made, the amount of the gross purchase payment will increase the greatest contract value. If a withdrawal is made, the greatest contract value will be reduced by the amount withdrawn.

FIVE YEAR STEP-UP WITH 4% ACCUMULATION OPTION:

The death  benefit will be the greatest of:

     1. Gross purchase payments, less any withdrawals made on or before you or your joint owner's 80th birthday, accumulated at an effective annual rate of 4% until the owner's or joint owner's 80th birthday or death; plus any subsequent gross purchase payments less any subsequent withdrawals made subsequent to the owner's or a joint owner's 80th birthday; or

     2. The value of your contract determined on the business day following the day when Cova receives both due proof of death and an election for payment; or

     3. The greatest of the values of your contract resulting from taking the contract value on any 5 year contract anniversary while the owner, or a joint owner is living, on or before your, or your joint owner's 80th birthday, plus any gross purchase payments you made subsequent to that contract anniversary, less any withdrawals subsequent to that contract anniversary.

In certain states, one or both of the death benefit options described above may not be available. Check your contract for your applicable death benefit provision.

The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. If the beneficiary is the spouse of the owner, he/she can continue the contract in his/her own name at the then current value. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

The amount of the death benefit is determined as of the end of the business day during which Cova receives both due proof of death and an election for the payment option. The death benefit amount remains in the investment portfolios and/or the fixed account until distribution begins. From the time we determine the death benefit until we make a complete distribution, any amount in an investment portfolio will be subject to investment risk which is borne by the beneficiary.

DEATH OF ANNUITANT

If the annuitant, not an owner or joint owner, dies during the accumulation phase, you, as the owner automatically become the annuitant. You can name a new annuitant, subject to Cova's administrative rules then in effect. If the owner is a non-natural person (for example, a corporation), then the death or change of annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant during the income phase, the death benefit, if any, will be as provided for in the annuity option selected and will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

OTHER INFORMATION

COVA

Cova Financial Life Insurance Company ("Cova") was originally incorporated on September 6, 1972 as Industrial Indemnity Life Insurance Company, a California corporation and changed its name to Xerox Financial Life Insurance Company in 1986. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company ("General American Life") purchased Cova which on that date changed its name to Cova Financial Life Insurance Company. On August 26, 1999, it was announced that The Metropolitan Life Insurance Company would purchase General American Life. Metropolitan Life is one of the country's oldest and most financially sound life insurance organizations.

Cova is  licensed to do  business  in the State of California.

YEAR 2000

Cova has developed and initiated plans to assure that its computer systems will function properly in the year 2000 and later years. These efforts have included receiving assurances from outside service providers that their computer systems will also function properly in this context. Included within these plans are the computer systems of the advisers and sub-advisers of the various investment portfolios underlying the Separate Account.

The total cost of implementing these plans is not expected to have a material effect on Cova's financial position or results of operations. Cova believes that it has taken all reasonable steps to address these potential problems. There can be no guarantee, however, that the steps taken will be adequate to avoid any adverse impact.

THE SEPARATE ACCOUNT

Cova has established a separate account, Cova Variable Annuity Account Five (Separate Account), to hold the assets that underlie the contracts (except the assets allocated to the fixed account). The Board of Directors of Cova adopted a resolution to establish the Separate Account under Missouri insurance law on March 24, 1992. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into sub-accounts.

The assets of the Separate Account are held in Cova's name on behalf of the Separate Account and legally belong to Cova. However, those assets that underlie the contracts are not chargeable with liabilities arising out of any other business Cova may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts Cova may issue.

DISTRIBUTOR

Cova Life Sales Company (Life Sales), One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644, acts as the distributor of the contracts. Life Sales is an affiliate of Cova.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers will be paid commissions ranging up to 5.0% of purchase payments, depending on the size of the purchase payment. Commissions are reduced once certain breakpoints in purchase payments and/or contract value are achieved for a contract. In addition, broker-dealers will be paid annual trail commissions in the amount of .25% of purchase payments, beginning in year 2. Additional compensation will be paid through a marketing fee and asset-based fee arrangements.

OWNERSHIP

OWNER. You, as the owner of the contract, have all the interest and rights under the contract. The owner is as designated at the time the contract is issued, unless changed. You can change the owner at any time. A change will automatically revoke any prior designation of an owner.

The change must be:

       made in writing; and
       received at Cova's Service Office.

The change will become effective as of the date when the written request is signed. A new designation of owner will not apply to any payment Cova makes or action it takes before it receives the change.

JOINT OWNER. The contract can be owned by joint owners. Any joint owner must be the spouse of the other owner (except in states which do not allow this limitation on joint owners). Upon the death of either joint owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated. Joint owners must both authorize exercising any ownership rights (except telephone transfers) unless Cova permits otherwise.

ANNUITANT

The annuitant is the person whose life we look to when we make annuity payments. You may change the annuitant at any time prior to the annuity date unless the contract is owned by a non-natural person (e.g. a corporation). On or after the annuity date, any reference to the annuitant includes any joint annuitant.

BENEFICIARY

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die by written request at Cova's Service Office. The change is effective as of the date you signed the notice.

ASSIGNMENT

You can assign the contract at any time before the annuity date. Cova will not be bound by the assignment until it receives the written notice of the assignment at its Service Office. Cova will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

FINANCIAL STATEMENTS

The consolidated financial statements of Cova and the Separate Account have been included in the Statement of Additional Information.



         TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Company

Experts

Legal Opinions

Distribution

Calculation of Performance Information

Federal Tax Status

Annuity Provisions

Financial Statements


                                  APPENDIX

PERFORMANCE INFORMATION

FUTURE PERFORMANCE WILL VARY AND THE RESULTS SHOWN ARE NOT NECESSARILY REPRESENTATIVE OF FUTURE RESULTS.

PART 1 SEPARATE ACCOUNT PERFORMANCE

The portfolios listed below began operations before _______, 1999. As a result, performance information is available for the accumulation unit values investing in these portfolios.


     Column A presents performance figures for the accumulation units which reflect the mortality and expense risk charge, the contract maintenance charge, the sales charge, and the fees and expenses of the investment portfolio.

     Column B presents performance figures for the accumulation units which reflect the mortality and expense risk charge as well as the expenses of the investment portfolio.


     The inception dates shown below reflect the dates the Separate Account first invested in the Portfolio. The performance returns for accumulation units investing in the portfolios in existence for less than one year are not annualized.

PART 1 AIM VARIABLE INSURANCE FUNDS, INC.
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED _____:
                                                                  Accumulation
                                                  Column A        Unit Performance
                                                 (reflects                               Column B
                                                 all charges                           (reflects mortality
                                                                                     and expense risk charge
                                                  and                                  and portfolio
                         Separate Account        portfolio                               expenses)
                         Inception Date          expenses)
Portfolio                in Portfolio            1 yr          5 yrs     since           1 yr         5 yrs      since
-----------------        ----------------        ----------    --------  -------------   ----------   ---------  ----------
                                                                         inception                               inception
                                                                         -------------                           ----------

AIM VI Capital
  Appreciation Fund

AIM VI Value Fund

PART 1 COVA SERIES TRUST
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED             :

                                                                  Accumulation
                                                               Unit Performance
                                                                                         Column B
                                                 Column A                          (reflects mortality
                                              (reflects all                         and expense risk charge
                                               charges and                           and portfolio
                         Separate Account       portfolio                               expenses)
                         Inception Date         expenses)
Portfolio                in Portfolio            1 yr          5 yrs     since           1 yr         5 yrs      since
-----------------        ----------------        ----------    --------  -------------   ----------   ---------  ----------
                                                                         inception                               inception
                                                                         -------------                           ----------

Select Equity Portfolio                           _____%        _____%    _____%           _____%      _____%      _____%
Small Cap Stock Portfolio                         _____%        _____%    _____%           _____%      _____%      _____%
International Equity Portfolio                    _____%        _____%    _____%           _____%      _____%      _____%
Quality Bond Portfolio                            _____%        _____%    _____%           _____%      _____%      _____%
Large Cap Stock Portfolio                         _____%        _____%    _____%           _____%      _____%      _____%
Bond Debenture Portfolio                          _____%        _____%    _____%           _____%      _____%      _____%
Mid-Cap Value Portfolio                           _____%        _____%    _____%           _____%      _____%      _____%
Large Cap Research Portfolio                      _____%        _____%    _____%           _____%      _____%      _____%
Developing Growth  Portfolio                      _____%        _____%    _____%           _____%      _____%      _____%



PART 1 GENERAL AMERICAN CAPITAL COMPANY
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIOD ENDED       :

                                                                  Accumulation
                                                               Unit Performance
                                                                                         Column B
                                                 Column A                          (reflects mortality
                                              (reflects all                         and expense risk charge
                                               charges and                           and portfolio
                         Separate Account       portfolio                               expenses)
                         Inception Date         expenses)
Portfolio                in Portfolio            1 yr          5 yrs     since           1 yr         5 yrs      since
-----------------        ----------------        ----------       -------------   ----------      ----------
                                                                  inception                       inception
                                                                  -------------                   ----------

Money Market  Fund                               ______%           _______%       ______%         _______%

PART 1 TEMPLETON VARIABLE PRODUCTS SERIES FUND, CLASS 1 SHARES
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED            :
                                                                  Accumulation
                                                               Unit Performance
                                                                                         Column B
                                                 Column A                          (reflects mortality
                                              (reflects all                         and expense risk charge
                                               charges and                           and portfolio
                         Separate Account       portfolio                               expenses)
                         Inception Date         expenses)
Portfolio                in Portfolio            1 yr          5 yrs     since           1 yr         5 yrs      since
-----------------        ----------------        ----------    --------  -------------   ----------   ---------  ----------
                                                                         inception                               inception
                                                                         -------------                           ----------

Franklin Small Cap                                  ____%     ____%          ____%         _____%     _____%     ____%
 Investments Fund
Franklin Growth                                     ____%     ____%          ____%         _____%     _____%     ____%
 Investments Fund
Templeton International Fund                        ____%     ____%          ____%         _____%     _____%     ____%
Templeton Stock Fund                                ____%     ____%          ____%         _____%     _____%     ____%
Templeton Bond Fund                                 ____%     ____%          ____%         _____%     _____%     ____%


PART 2  HISTORICAL FUND PERFORMANCE

Shares of certain portfolios have been offered prior to the time the Separate Account first invested in them and therefore have an investment performance history. In order to show how investment performance of certain portfolios affect accumulation unit values, we have developed performance information.

The chart below shows the investment performance of the portfolio and the accumulation unit performance calculated by assuming that accumulation units were invested in the portfolio for the same periods.

     The performance figures in Column A for the portfolio reflect the fees and expenses paid by the portfolio.

     Column B presents performance figures for the accumulation units which reflect the mortality and expense risk charge, the contract maintenance charge, the sales charge and the expenses of the portfolio.

     Column C presents performance figures for the accumulation units which reflect the mortality and expense risk charge as well as the fees and expenses of the portfolio.

PART 2
AIM VARIABLE INSURANCE FUNDS, INC.
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED        :

                                           Fund    Performance       Accumulation   Unit     Performance
                                           Column A                  Column   B                        Column C
                                                                   (reflects all               (reflects mortality and
                    Portfolio                                       charges and                 expense risk charge and
                    Inception                                       portfolio expenses)         portfolio expenses)
Portfolio           Date          1 yr     5 yrs        10 yrs     1 yr    5 yrs         10 yrs         1 yr      5 yrs     10 yrs
----------------    ---------    -------   ------  ------------  -------  -----------    -------------  -------  ---------  --------



AIM V.I. Capital
 Appreciation Fund    5/5/93      ____%     ____%      ____%      ____%      ____%          ____%         _____%   _____%     ____%
AIM V.I. Value Fund   5/5/93      ____%     ____%      ____%      ____%      ____%          ____%         _____%   _____%     ____%

PART 2 GENERAL AMERICAN CAPITAL COMPANY MONEY MARKET FUND
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED         :

                                           Fund    Performance       Accumulation   Unit     Performance
                                           Column A                  Column   B                        Column C
                                                                   (reflects all               (reflects mortality and
                    Portfolio                                       charges and                 expense risk charge and
                    Inception                                       portfolio expenses)         portfolio expenses)
Portfolio           Date          1 yr     5 yrs        10 yrs     1 yr    5 yrs         10 yrs         1 yr      5 yrs     10 yrs
----------------    ---------    -------   ------  ------------  -------  -----------    -------------  -------  ---------  --------


Money Market Fund    10/1/87       ____%     ____%      ____%      ____%     ____%          ____%         _____%   _____%     ____%

TEMPLETON VARIABLE PRODUCTS SERIES FUND, CLASS 1 SHARES
AVERAGE ANNUAL TOTAL RETURN FOR THE PERIODS ENDED         :

                                           Fund    Performance       Accumulation   Unit     Performance
                                           Column A                  Column   B                        Column C
                                                                   (reflects all               (reflects mortality and
                    Portfolio                                       charges and                 expense risk charge and
                    Inception                                       portfolio expenses)         portfolio expenses)
Portfolio           Date          1 yr     5 yrs        10 yrs     1 yr    5 yrs         10 yrs         1 yr      5 yrs     10 yrs
----------------    ---------    -------   ------  ------------  -------  -----------    -------------  -------  ---------  --------

Templeton
 International Fund    5/1/92       ____%     ____%      ____%      ____%     ____%          ____%         _____%   _____%     ____%
Templeton Stock Fund   8/24/88      ____%     ____%      ____%      ____%     ____%          ____%         _____%   _____%     ____%
Templeton Bond Fund   8/24/88      ____%     ____%      ____%      ____%     ____%          ____%         _____%   _____%     ____%



---------------------------
---------------------------                                            STAMP
---------------------------


                              Cova Financial Life
                               Insurance Company
                              Attn: Variable Products
                              One Tower Lane
                              Suite 3000
                              Oakbrook Terrace, Illinois 60181-4644




     Please send me, at no charge, the Statement of Additional Information dated _________, 1999 for the Series A Annuity Contract issued by Cova.


                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

             INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT

                                    issued by

                       COVA VARIABLE ANNUITY ACCOUNT FIVE

                                       AND

                      COVA FINANCIAL LIFE INSURANCE COMPANY



THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED ______________, 1999 FOR THE SERIES A INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT WHICH IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT: One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644,
(800) 831-5433.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED _________________, 1999.


                              TABLE OF CONTENTS


                                                         Page

COMPANY

EXPERTS

LEGAL OPINIONS

DISTRIBUTION

REDUCTION OR ELIMINATION OF SALES CHARGE

CALCULATION OF PERFORMANCE INFORMATION
Total Return
Historical Unit Values
Reporting Agencies

FEDERAL TAX STATUS
General
Diversification
Multiple Contracts
Contracts Owned by Other than Natural Persons
Tax Treatment of Assignments
Death Benefits
Income Tax Withholding
Tax Treatment of Withdrawals - Non-Qualified Contracts
Qualified Plans
Tax Treatment of Withdrawals - Qualified Contracts
Tax-Sheltered Annuities - Withdrawal Limitations

ANNUITY PROVISIONS
Variable Annuity
Fixed Annuity
Annuity Unit
Net Investment Factor
Mortality and Expense Guarantee

FINANCIAL STATEMENTS

                                   COMPANY

Cova   Financial  Life   Insurance   Company  (the   "Company")  was  originally
incorporated on September 6, 1972 as Industrial Indemnity Life Insurance Company, a California corporation and changed its name on January 1, 1986 to Xerox Financial Life Insurance Company. The Company presently is licensed to do business in the state of California. On June 1, 1995 a wholly-owned subsidiary of General American Life Insurance Company ("General American Life") purchased Xerox Financial Services Life Insurance Company ("Xerox Life"), an affiliate of the Company, from Xerox Financial Services, Inc. The acquisition of Xerox Life included related companies, including the Company. On June 1, 1995 the Company changed its name to Cova Financial Life Insurance Company. On August 26, 1999, it was announced that The Metropolitan Life Insurance Company would purchase General American Life. Metropolitan Life is one of the country's oldest and most financially sound life insurance organizations. General American Life is a St. Louis-based mutual company with more than $300 billion of life insurance in force and approximately $24 billion in assets. It provides life and health insurance, retirement plans, and related financial services to individuals and groups.

Cova is  licensed to do  business  in the State of California.


                                   EXPERTS

The consolidated balance sheets of the Company as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1998, and the statement of assets and liabilities of the Separate Account as of December 31, 1998, and the related statement of operations for the year then ended and the statements of changes in net assets for the two years then ended, have been included herein in reliance upon the reports of ______, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                                LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts.

                                 DISTRIBUTION

Cova Life Sales Company ("Life Sales") acts as the distributor. Prior to June 1, 1995, Cova Life Sales Company was known as Xerox Life Sales Company. Life Sales is an affiliate of the Company. The offering is on a continuous basis.


                REDUCTION OR ELIMINATION OF THE SALES CHARGE

The amount of the Sales Charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the Sales Charge will be determined by the Company after examination of all the relevant factors such as:

     1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

     2. The total amount of purchase payments to be received will be considered. Per Contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

     3. Any prior or existing relationship with the Company will be considered. Per Contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

     4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the Sales Charge.

The Sales Charge may be eliminated when the Contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the Sales Charge be permitted where the reduction or elimination of the Sales Charge will be unfairly discriminatory to any person.

                     CALCULATION OF PERFORMANCE INFORMATION

Total Return

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a .95% Mortality and Expense Risk Charge, the Sales Charge and the expenses for the underlying investment portfolio being advertised and any applicable Contract Maintenance Charge.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable
Contract Maintenance Charge and any Sales Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                         n
                               P (1  + T)  =  ERV

Where:
P    =  a hypothetical initial payment of $1,000
T    =  average annual total return
n    =  number of years
ERV  =  ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical
        $1,000 payment made at the beginning of the time
        periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of the Sales Charge. The deduction of any Sales Charge would reduce any percentage increase or make greater any percentage decrease.

You should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what your total return may be in any future period.

Historical Unit Values

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

Reporting Agencies

The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.


                             FEDERAL TAX STATUS

GENERAL

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

Section 72 of the Code governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of
Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contract. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all investment portfolios underlying the Contracts will
be  managed  in  such  a  manner  as  to  comply   with  these   diversification
requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the owners of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

DEATH BENEFITS

Any death benefit paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:
a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or
c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or d) hardship withdrawals. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

QUALIFIED PLANS

The Contracts offered herein are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

a.     Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the Contracts. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals - Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations" below.) Employee loans are not allowable under the Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.     Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

       Roth IRAs

Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. However, for rollovers in 1998, the individual may pay that tax ratably over the four taxable year period beginning with tax year 1998.

Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.     Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Purchasers of Contracts for use with Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 403(b)(Tax-Sheltered Annuities) and 408 and 408A (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable)(for this purpose disability is as defined in Section 72(m) (7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (h) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8)of the Code.) The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TAX-SHELTERED ANNUITIES - WITHDRAWAL LIMITATIONS

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Owner: (1) attains age 59 1/2; (2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract Value which represents contributions made by the Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect transfers between Tax-Sheltered Annuity Plans. Owners should consult their own tax counsel or other tax adviser regarding any distributions.

                              ANNUITY PROVISIONS

VARIABLE ANNUITY

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment portfolio(s) of the Separate Account. At the Annuity Date, the Contract Value in each investment portfolio will be applied to the applicable Annuity Tables. The Annuity Table used will depend upon the Annuity Option chosen. On the Annuity Date, a fixed number of Annuity Units will be purchased as follows:

The first Annuity Payment is equal to A divided first by B then multiplied by C where:

   A.  is the Variable Annuity Value.
   B.  is $1,000.
   C. is the appropriate Annuity Payment amount for each $1,000 of Variable Annuity Value for the Annuity Option elected.

Each Annuity Payment will be reduced by a pro rata portion of the annual Contract Maintenance Charge. In each Subaccount, the fixed number of Annuity Units is determined by dividing the amount of the initial Annuity Payment determined for each Subaccount by the Annuity Unit value on the Annuity Date. Thereafter, the number of Annuity Units in each Subaccount remains unchanged unless you elect a transfer between Subaccounts. All calculations will appropriately reflect the Annuity Payment frequency selected.

On the date of each subsequent Annuity Payment, the total Annuity Payment is the sum of the Annuity Payments for each Subaccount reduced by the Contract
Maintenance Charge. The Annuity Payment in each Subaccount is determined by multiplying the number of Annuity Units then allocated to such Subaccount by the Annuity Unit value for that Subaccount.

The dollar amount of Variable Annuity Payments for each applicable Subaccount after the first is determined as follows:

1) the dollar amount of the first Variable Annuity Payment is divided by the Annuity Unit Value for each applicable Subaccount as of the Annuity Date.

2) the established number of Annuity Units per payment in each Subaccount is multiplied by the Annuity Unit value for that Subaccount for the last business day of the month preceding the month for which the payment is due. This result is the dollar amount of the payment for each applicable Subaccount.

ANNUITY UNIT

The value of an Annuity Unit for each sub-account was arbitrarily set initially. This was done when the first investment portfolio shares were purchased. The Subaccount Annuity Unit value at the end of any subsequent business day is determined by multiplying the Subaccount Annuity Unit value for the immediately preceding business day by the net investment factor for the day for which the Annuity Unit Value is being calculated; and dividing the result by the factor equivalent to the Assumed Investment Rate for the period from the immediately preceding business day to the current business day. The Assumed Investment Rate is 3%.

NET INVESTMENT FACTOR

The net investment factor for any Subaccount of the Variable Account for any business day is determined by dividing:

1) the Accumulation Unit Value as of the close of the current business day; by

2) the Accumulation Unit Value as of the close of the immediately preceding business day.

The net investment factor may be greater or less than one, as the Annuity Unit Value may increase or decrease.

FIXED ANNUITY

A fixed annuity is a series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The General Account Value on the day immediately preceding the Annuity Date will be used to determine the Fixed Annuity monthly payment. Each Annuity Payment will be reduced by a pro rata portion of the annual contract maintenance charge. The first monthly Annuity Payment will be based upon the Annuity Option elected and the appropriate Annuity Option Table.

MORTALITY AND EXPENSE GUARANTEE

The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.


                             FINANCIAL STATEMENTS

The consolidated financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.

[Financial statements will be filed by amendment]




                                     PART C
                                OTHER INFORMATION

ITEM 24.   FINANCIAL STATEMENTS AND EXHIBITS.

a.   FINANCIAL STATEMENTS

The financial statements of the Separate Account and the Company will be filed by amendment.

b.   EXHIBITS

     1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account

     2.   Not Applicable

     3.   Principal Underwriter's Agreement+

     4.   Individual  Flexible  Purchase Payment Deferred Variable
          Annuity Contract

     5.   Application for Variable Annuity

     6.   (i) Copy of Articles of Incorporation of the Company+
          (ii) Copy of the Bylaws of the Company+

     7.   Not Applicable

     8. (i) Form of Fund Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., Cova Financial Life Insurance Company, on behalf of itself and its Separate Accounts, and Cova Life Sales Company**

         (ii) Form of Participation Agreement among Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc. and Cova Financial Services Life Insurance Company++

     9.   Opinion and Consent of Counsel (to be filed by amendment).

     10.  Consent of Independent Auditors (to be filed by amendment).

     11.  Not Applicable

     12.  Not Applicable

     13.  Not Applicable

     14.  Company Organizational Chart*

     * incorporated by reference to Post-Effective Amendment No. 3 to Form N-4 (File No. 33-50174) as filed electronically on April 25, 1996.

    ** incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 (File No. 333-34817) as filed electronically on February 11, 1998.

     + incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 (File No. 333-34817) as filed electronically on November 19, 1997.

    ++ incorporated by reference to Post-Effective Amendment No. 4 to Form N-4 (File No. 333-34817) as filed electronically on April 30, 1999.


ITEM 25.   DIRECTORS AND OFFICERS OF THE DEPOSITOR.

The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:

Name and Principal                Positions and Offices
 Business Address                 with Depositor
--------------------------------  --------------------------------
Richard A. Liddy                  Chairman of the Board and Director
700 Market Street
St. Louis, MO 63101

Lorry J. Stensrud                 President and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Mark E. Reynolds                  Executive Vice President and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

John W. Barber                    Director
13045 Tesson Ferry Rd.
St. Louis, MO 63128

William P. Boscow                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

Constance A. Doern                Vice President
4700 Westown Parkway
West Des Moines, IA 50266

Patricia E. Gubbe                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Philip A. Haley                   Executive Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

J. Robert Hopson                  Vice President,
One Tower Lane, Suite 3000        Chief Actuary and Director
Oakbrook Terrace, IL  60181-4644

E. Thomas Hughes, Jr.             Treasurer and Director
700 Market Street
St. Louis, MO 63101

Douglas E. Jacobs                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

Lisa O. Kirchner                  Vice President
4700 Westown Parkway
West Des Moines, IA 50266

James W. Koeger                   Assistant Treasurer
700 Market Street
St. Louis, MO 63101

William C. Mair                   Vice President and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Matthew P. McCauley               Assistant Secretary and Director
700 Market Street
St. Louis, MO 63101

Myron H. Sandberg                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

John W. Schaus                    Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Bernard J. Spaulding              Senior Vice President, General Counsel
One Tower Lane, Suite 3000        and Secretary
Oakbrook Terrace, IL  60181-4644

Joann T. Tanaka                   Senior Vice President and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

Patricia M. Wersching             Assistant Treasurer
700 Market Street
St. Louis, MO 63101

Peter L. Witkewiz                 Vice President and Controller
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

A company organizational chart was filed as Exhibit 14 in Registrant's Post-Effective Amendment No. 3 to Form N-4 (File Nos. 33-50174 and 811-7060) and is incorporated herein by reference.

ITEM 27.   NUMBER OF CONTRACT OWNERS

Not Applicable

ITEM 28.   INDEMNIFICATION.

The Bylaws of the Company (Article V, Section 9) provide that:

This corporation shall indemnify, to the fullest extent allowed by California law, its present and former directors and officers against expenses, judgments, fines, settlements, and other amounts incurred in connection with any proceeding or threatened proceeding brought against such directors or officers in their capacity as such. Such indemnification shall be made in accordance with procedures set forth by California law. Sums for expenses incurred in defending any such proceeding may also be advanced to any such director or officer to the extent and under the conditions provided by California law.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.   PRINCIPAL UNDERWRITERS.

(a) Cova Life Sales Company is the principal underwriter for the following investment companies (other than Registrant):

   Cova Variable Annuity Account One
   Cova Variable Life Account One
   Cova Variable Life Account Five
   First Cova Variable Annuity Account One
   Cova Variable Annuity Account Four
   General American Separate Account Twenty-Eight
   General American Separate Account Twenty-Nine

(b) Cova Life Sales Company is the principal underwriter for the Contracts. The following persons are the officers and directors of Cova Life Sales Company. The principal business address for each officer and director of Cova Life Sales Company is One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644.

    Name and Principal  Positions and Offices
      Business Address   with Underwriter
-----------------------  ---------------------------

Lorry J. Stensrud        Director

Patricia E. Gubbe        President, Chief Compliance Officer
                         and Director

William C. Mair          Director

Philip A. Haley          Vice President

Shari Ruecker            Vice President

Mark E. Reynolds         Treasurer

James W. Koeger          Assistant Treasurer

Bernard J. Spaulding     Secretary

(c)  Not applicable.

ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS.

William Flory, whose address is One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644 maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.   MANAGEMENT SERVICES.

Not Applicable.

ITEM 32.   UNDERTAKINGS.

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Cova Financial Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                 REPRESENTATIONS

     The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Oakbrook Terrace, and State of Illinois on this 27th day of October, 1999.


                                  COVA VARIABLE ANNUITY ACCOUNT FIVE
                                  (Registrant)


                             By:  COVA FINANCIAL LIFE INSURANCE COMPANY


                             By:  /S/ BERNARD J. SPAULDING
                                  _________________________________________
                                  Bernard J. Spaulding, Senior Vice President,
                                  General Counsel and Secretary

                                  COVA FINANCIAL LIFE INSURANCE COMPANY
                                  Depositor



                              By : /S/ BERNARD J. SPAULDING
                                 ________________________________________
                                 Bernard J. Spaulding, Senior Vice President,
                                 General Counsel and Secretary

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                        Chairman of the Board and
----------------------  Director                  --------
Richard A. Liddy                                   Date

/S/ LORRY J. STENSRUD   President and Director    10/27/99
----------------------                            --------
Lorry J. Stensrud                                  Date


                        Director
----------------------                            --------
J. Robert Hopson                                   Date

William C. Mair*        Director                  10/27/99
----------------------                            --------
William C. Mair                                    Date


E. Thomas Hughes, Jr.*  Treasurer and Director    10/27/99
----------------------                            --------
E. Thomas Hughes, Jr.                              Date

Matthew P. McCauley*    Director                  10/27/99
----------------------                            --------
Matthew P. McCauley                                Date

John W. Barber*         Director                  10/27/99
----------------------                            --------
John W. Barber                                     Date

/S/ MARK E. REYNOLDS                              10/27/99
---------------------    Director                 --------
Mark E. Reynolds                                   Date

/S/ J. TERRI TANAKA                               10/27/99
---------------------    Director                 --------
J. Terri Tanaka                                    Date

/S/ PETER L. WITKEWIZ                             10/27/99
---------------------    Controller               --------
Peter L. Witkewiz                                  Date




                                  *By:  /S/ LORRY J. STENSRUD
                                        ____________________________________
                                        Lorry J. Stensrud, Attorney-in-Fact





                               INDEX TO EXHIBITS

EX-99.B1      Resolution of Board of Directors
EX-99.B4      Individual Flexible Purchase Payment Deferred
              Variable Annuity Contract
EX-99.B5      Application for Variable Annuity